UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SEACOAST BANKING CORPORATION OF FLORIDA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

811707306

(CUSIP Number)

John Caughey
CapGen Capital Group III LP
280 Park Avenue
40th Floor West, Suite 401
New York, New York 10017
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 811707306

1.	Names of Reporting Persons. CapGen Capital Group III LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.2%*
14.	Type of Reporting Person (See Instructions) PN

*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

CUSIP No. 811707306

1.	Names of Reporting Persons. CapGen Capital Group III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.2%*
14.	Type of Reporting Person (See Instructions) OO

*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

CUSIP No. 811707306

1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.2%*
14.	Type of Reporting Person (See Instructions) IN

*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the “Common Stock”), of Seacoast Banking Corporation of Florida, a Florida corporation (the “Issuer”).  The principal executive office of the Issuer is located at 815 Colorado Avenue, Stuart, Florida 34994.

Item 2.	Identity and Background
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group III LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group III LLC, a Delaware limited liability company (“CapGen LLC”) and (iii) Mr. Eugene A. Ludwig.  The business address of each of the Reporting Persons is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

The principal business of CapGen LP is to invest in companies.

The principal business of CapGen LLC is to serve as the general partner of CapGen LP and to manage its investments.

The managing member of CapGen LLC is Mr. Ludwig. The present principal occupation of Mr. Ludwig is serving as a manager of CapGen LLC and various affiliated entities, and as a member of the management committees and investment committees of CapGen LLC and other affiliated entities and as Chief Executive Officer of Promontory Financial Group, LLC (“Promontory”) and Chairman and Chief Executive Officer of Promontory Interfinancial Network, LLC, among other related companies.  The principal business of Promontory is consulting related activities for global financial services companies.  The business address of Promontory is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004.

Mr. John Rose and Mr. Robert Goldstein, along with Mr. Ludwig, are the principal members of CapGen LLC (the “Principal Members”). The investment committee of CapGen LLC is comprised of Mr. John Sullivan, Mr. Alfred Moses and Mr. Edward Mathias (the “Investment Committee Members”) along with the Principal Members.  The business address of Messrs. Rose, Goldstein, Ludwig and Sullivan is 280 Park Avenue 40th Floor West, Suite 401, New York, New York 10017.  Messrs. Ludwig, Rose, Goldstein, Sullivan, Moses and Mathias are United States citizens.  The present principal occupation of Messrs. Rose and Goldstein is serving as members of the management committees and investment committees of CapGen LLC and other affiliated entities.  The present principal occupation of Mr. Sullivan is serving as a member of the investment committees of CapGen LLC and other affiliated entities.  The present principal occupation of Mr. Moses is serving as Senior Partner and Chief Operating Officer of Promontory.  The business address of Mr. Moses is 1201 Pennsylvania Avenue, NW, Suite 617, Washington D.C. 20004. The present principal occupation of Mr. Mathias is serving as Managing Director and Partner of The Carlyle Group.  The principal business of The Carlyle Group is investments in securities.  The business address of The Carlyle Group is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

CapGen LLC is the general partner of CapGen LP.  CapGen LLC is controlled by a management committee and an investment committee.  The members of the management committee are the Principal Members.  All decisions with respect to the voting or disposition of the shares of Common Stock, are made by the investment committee.  The investment committee is comprised of the Principal Members and the Investment Committee Members, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.  All investment committee actions are effected with the consent of Mr. Ludwig, one additional Principal Member and a majority in interest of the Investment Committee Members.

None of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The aggregate funds used in connection with the purchase of 6,000,000 shares (the “Shares”) of Common Stock were $13,500,000 (the “Purchase Price”).  The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.	Purpose of Transaction
On October 23, 2009, CapGen LP and the Issuer entered into a Stock Purchase Agreement, a copy of which is incorporated as Exhibit 2 to this Schedule 13D (the “Purchase Agreement”), pursuant to which on December 17, 2009, CapGen LP purchased from the Issuer 6,000,000 shares of Common Stock (the “Investment”) for investment purposes.  The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  CapGen LP and CapGen LLC previously obtained the approval of the Board of Governors of the Federal Reserve System (the “Fed”) to acquire control of the Issuer and its bank subsidiary and, as a result, to become bank holding companies, pursuant to the Bank Holding Company Act of 1956, as amended, and Regulation Y promulgated thereunder.  CapGen LP and CapGen LLC expect that they would need further approvals from the Fed prior to acquiring additional shares of Common Stock of the Issuer.

To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.  CapGen LP is currently seeking to increase its ownership of Common Stock and is seeking regulatory approval from the Fed for the flexibility to increase its ownership of Common Stock to over 50% of the class through the purchase from time to time of Common Stock in open market transactions, in negotiated transactions with the Issuer, and/or through the exercise of its preemptive rights under the Purchase Agreement, if applicable.  If CapGen LP is unsuccessful in increasing its ownership of Common Stock, subject to the limitations imposed by the Purchase Agreement, CapGen LP could seek to dispose of its shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.

To the extent permitted under the Purchase Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the terms of the Purchase Agreement, CapGen LP is entitled to designate one person (the “Board Representative”) for election to the board of directors of the Issuer at each annual meeting of the Issuer for so long as the Shares are beneficially owned or otherwise owned by CapGen LP or any of its affiliates, and subject to satisfaction of all legal and governance requirements applicable to all members of the board of directors of the Issuer.  Mr. Robert Goldstein has been appointed to the board of directors as the Board Representative.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference. (a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
CapGen Capital Group III LP	6,000,000	10.2%	6,000,000	0	6,000,000	0
CapGen Capital Group III LLC	6,000,000	10.2%	6,000,000	0	6,000,000	0
Eugene A. Ludwig	6,000,000	10.2%	0	6,000,000	0	6,000,000

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

On October 23, 2009, CapGen LP entered into the Purchase Agreement with the Issuer, pursuant to which CapGen LP acquired the Shares in exchange for the Purchase Price.

The Purchase Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to CapGen LP relating to the Issuer, its business and the issuance of the Shares.

Board Representation.  Pursuant to the terms of the Purchase Agreement, CapGen LP is entitled to designate one person for election to the board of directors of the Issuer at each annual meeting of the Issuer for so long as the Shares are beneficially owned or otherwise owned by CapGen LP or any of its affiliates, and subject to satisfaction of all legal and governance requirements applicable to all members of the board of directors of the Issuer.  Mr. Robert Goldstein has been appointed to the board of directors as the Board Representative.

Preemptive Rights. If the Issuer makes a public or private offering, solely for cash, of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock, any time during a period of 24 months commencing on December 17, 2009, subject to customary exceptions, including but not limited to, Common Stock issued in acquisitions, to employees, and in exchange for currently outstanding securities, CapGen LP will have a preemptive right to acquire from the Issuer for the same price and on the same terms such securities as are offered in the aggregate up to the amount that is required to enable CapGen LP to maintain its then-current percentage ownership of the total number of shares of Common Stock then outstanding.

In addition, on October 27, 2009, the Issuer and CapGen executed a Registration Rights Agreement, dated as of October 23, 2009 (the “Registration Rights Agreement”), a copy of which is included as Exhibit 3 to this Schedule 13D.  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) as expeditiously as reasonably possible upon the receipt of a written request from the holder of the securities sold pursuant to the Purchase Agreement if such request covers (i) at least 25% of the then outstanding shares of Common Stock owned by the holder or (ii) a lesser percent if the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $3,000,000, subject to certain limitations set forth in the Registration Rights Agreement. Furthermore, the Issuer agreed to use its reasonable best efforts to file by April 15, 2010 with the SEC a registration statement to cover the resale of the shares of Common Stock held by the holders, unless such shares may then be sold in certain exempt transactions without volume limitations, and subject to certain other limitations set forth in the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed with this Schedule 13D as Exhibit 3 and is incorporated by reference herein.

The foregoing references to and description of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement and the Registration Rights Agreement, which are incorporated by reference to this Item 6.

On January 26, 2010, Mr. Goldstein was appointed to the board of directors of the Issuer.  The Reporting Persons disclaim their potential status as directors by deputization by virtue of Mr. Goldstein’s position on the board of directors of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated March 30, 2010, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.

Exhibit 2
Stock Purchase Agreement, dated as of October 23, 2009, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC October 29, 2009).

Exhibit 3
Registration Rights Agreement, dated as of October 23, 2009, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on October 29, 2009).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:             March 30, 2010

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Joint Filing Agreement, dated March 30, 2010, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.

Exhibit 2
Stock Purchase Agreement, dated as of October 23, 2009, between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed October 29, 2009).

Exhibit 3
Registration Rights Agreement, dated as of October 23, 2009, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.2 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on October 29, 2009).